

11008038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC
JUN 29 2011
Washington, DC 20549

FORM 11-K

ANNUAL REPORT

[X]	**Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**	or	[ ]	**Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**
	For the fiscal year ended December 31, 2010			**For the transition period from __________ to ____________**

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
539 South Main Street
Findlay, Ohio 45840

MARATHON OIL CORPORATION

5555 San Felipe Road, Houston, TX 77056

Marathon Oil Company
Thrift Plan

Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Marathon Oil Company
Thrift Plan
Table of Contents
December 31, 2010 and 2009

Note: Other schedules required by Section 2520.103–10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Marathon Oil Company Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Marathon Oil Company Thrift Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas
June 27, 2011

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Ph: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets		
Investment, at fair value	$ 2,547,109,475	$ 2,321,140,826
Receivables:		
Notes receivable from participants	42,991,765	39,105,764
Other	2,183,403	419,873
	45,175,168	39,525,637
Net Assets, at fair value	2,592,284,643	2,360,666,463
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,395,669)	(13,416,733)
Net Assets Available for Benefits	$ 2,566,888,974	$ 2,347,249,730

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions:	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 194,907,801
Interest	20,498,569
Dividends	31,008,620
	246,414,990
Interest income from notes receivable from participants	1,767,060
Contributions:	
Participants	102,310,711
Employer	63,125,348
Rollovers and direct plan transfers	60,726,456
	226,162,515
Total additions	474,344,565
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	254,705,321
Total deductions	254,705,321
Net Increase	219,639,244
Net Assets Available for Benefits:	
Beginning of year	2,347,249,730
End of year	$ 2,566,888,974

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following brief description of the Marathon Oil Company Thrift Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of (1) Marathon Oil Company (the "Company"), a wholly owned subsidiary of Marathon Oil Corporation, (2) employees participating in the Retirement Plan of the Company, and (3) employees participating in the Marathon Petroleum Company LP ("MPC") Retirement Plan (excluding employees of Speedway LLC - a wholly owned subsidiary of MPC). In order to participate in the Plan, employees must have one year of vesting service and be 21 years or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions
Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions provided, however that highly compensated employees are limited to pre-tax contributions of 12 percent. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the "Code"). An active participant may make any combination of after-tax and pre-tax payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.

The contributions of "highly compensated employees" are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $245,000 for 2010, as provided in Code Section 401(a)(17).

Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts ("IRA") upon specific authorization and subject to such terms and conditions as set forth by the Plan Administrator.

To the extent that the Company had accumulated earnings and profits, the Company matched on a dollar for dollar basis each participant's after-tax or pre-tax contributions to the Plan up to an aggregate of 7 percent of each participant's gross pay during 2010 and 2009.

Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings (losses) based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or the MPC Retirement Plan as then in effect; at death; after three years of vesting service with the Company or a participating employer; or upon attainment of age 65.

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that currently range from 3.25 percent to 9.50 percent, determined in accordance with plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for participants not receiving pay and retirees.

Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, provided that no withdrawal of less than $500 be made, unless it constitutes the entire remaining balance. Such withdrawals are limited to a maximum of four in a Plan year. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants. A participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the participant at the time of commencement of benefits. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan benefit upon the participant's death. Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover or vested Company matching amounts subject to the provisions of the Plan.

Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $72,969 and $111,343 for the years ended December 31, 2010 and 2009, respectively, were used to reduce employer matching contributions made to the Plan.

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the investments provided by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 and 2009

Administration of Plan Assets
All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants' account are charged or credited to the participants' account by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity", the "Trustee").

The Stable Value Fund (the "Fund") is managed by Fidelity Management Trust Company ("FMTC") pursuant to a trust agreement. Any fees charged by FMTC are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2010 in connection with the Fund was $1,478,216.

Subsequent Events
On January 13, 2011, the Board of Directors of Marathon Oil Corporation announced that it has approved moving forward with plans to spin-off the Downstream (Refining, Marketing and Transportation) business, creating two independent energy *companies*. The transaction is expected to be effective June 30, 2011. As a result of the spin-off, effective on June 30, 2011, a new Marathon Petroleum Thrift Plan will be spun-off from Marathon Oil Company Thrift Plan to serve the participants respectively employed by Marathon Oil Corporation and Marathon Petroleum Corporation.

Effective June 14, 2011, 117 mutual funds were removed from the plan as investment options. These funds were previously closed to future contributions and exchanges while existing balances were allowed to remain invested in these funds as a transitional state. At the effective date, these funds were removed from the plan, and all existing balances transferred to default funds.

Effective March 1, 2011, Roth 401(k) contributions were made available in the Plan. Participants may elect to designate some or all future elective deferrals as Roth contributions in their plan. Qualified distributions from a Roth 401(k) will be completely tax free. Roth contributions will be made on an after-tax basis; however, they will be treated as elective deferrals. Separate accounting and tax cost basis tracking and reporting will be established for the Roth 401(k) contributions.

3. Accounting Standards

In January 2010, the FASB issued a standard to improve disclosures about fair value measurements. The additional disclosures required include 1) the different classes of assets and liabilities measured at fair value; 2) the significant inputs and techniques used to measure Level 2 and Level 3 assets and liabilities for both recurring and nonrecurring fair value measurements; 3) the gross presentation of purchases, sales, issuances and settlements for the rollforward of Level 3 activity; and 4) the transfers in and out of Levels 1 and 2. The provisions to the standard are effective for reporting periods beginning after December 15, 2009, except for the gross presentation of purchases, sales, issuances, and settlements for the rollforward of Level 3 activity. These provisions are effective for periods beginning after December 15, 2010. Because the Plan does not have Level 3 activity, or material transfers between levels, the adoption of this guidance did not materially impact the Plan's financial statements.

In September 2010, the FASB issued Accounting Standards Update (ASU) 2010-25 which changes the reporting for participant loans from investments to receivables. The Plan's financial statements were adjusted accordingly in response to this guidance.

4. Fair Value Measurements

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

- Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

- Level 2 inputs consist of quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means;

- Level 3 inputs are unobservable and significant to the fair value measurement and have the lowest priority.

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefit. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major plan asset class at December 31, 2010 and 2009.

Interest-bearing cash – Interest-bearing cash includes cash on deposit and investments in money market mutual funds that invests mainly in short-term instruments and cash, both of which are valued using a market approach and are considered Level 1 in the fair value hierarchy. The money market mutual funds are valued at the net asset value ("NAV") of shares held.

Common stock – Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds – Investments in mutual funds are valued using a market approach at the NAV of shares held. The NAV is generally based on prices from a public exchange, which is normally the principal market on which a significant portion of the underlying investments are traded, and is considered Level 1.

Common Collective Trusts ("CCTs") – Investment in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. A significant portion of the underlying investments are mainly publicly traded. This investment is considered Level 2.

Synthetic Investment Contracts ("SICs") – A fund which primarily invests in several investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Fund is valued using a market and cost approach as described in Note 6. This investment with exception of cash and equivalent investments is considered Level 2.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual funds:				-
Balanced	$ 67,234,366			$ 67,234,366
Blend	294,671,947			294,671,947
Growth	280,585,507			280,585,507
International-Stk	259,745,032			259,745,032
Other*	103,603,728			103,603,728
Taxable Bond	164,631,064			164,631,064
Value	83,842,614			83,842,614
Interest-bearing cash**	41,683,487	-	-	41,683,487
Common/collective trusts	-	110,332,616	-	110,332,616
Common stock	226,165,309	-	-	226,165,309
SICs	117,988,451	796,625,354	-	914,613,805
Total assets at fair value	$ 1,640,151,505	$ 906,957,970	$ -	$ 2,547,109,475

*Includes Brokerage Link investments
**Include money market funds

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual funds:				
International funds	$ 71,678,822	-	-	$ 71,678,822
Value funds	117,227,614	-	-	117,227,614
Bond funds	132,472,838	-	-	132,472,838
Other funds	155,543,548	-	-	155,543,548
Blend funds	295,904,617	-	-	295,904,617
Growth funds	297,290,962	-	-	297,290,962
Total mutual funds	$ 1,070,118,401	$ -	$ -	$ 1,070,118,401
Interest-bearing cash*	40,771,861	-	-	40,771,861
Common/collective trusts	-	72,486,344	-	72,486,344
Common stock	228,848,342	-	-	228,848,342
SICs	145,924,228	762,991,650	-	908,915,878
Total assets at fair value	$ 1,485,662,832	$ 835,477,994	$ -	$ 2,321,140,826

*Include money market funds

5. Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

		2010		2009
Interest-Bearing Cash-Fidelity Institutional Cash Portfolios	$	117,988,451	$	145,924,228
Rabobank Nederland MTH040701*		128,667,661		123,236,863
Natixis Financial Products Wrapper Contract 1203-03*		199,152,211		190,743,516
State Street Bank & Trust Company Boston 107029*		199,168,108		190,760,714
Marathon Oil Corporation Common Stock		226,165,309		228,848,342
Chase Manhattan Bank Wrapper Contract AMarathon-2-07*		269,637,374		258,250,557

* SICs are investments included in the Fund compromised of underlying assets and wrapper contracts (used as liquidity guarantees).

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $194,907,801 as follows:

Mutual funds	$152,836,100
Common stock	42,071,701
	$194,907,801

6. Stable Value Fund

The Fund investment option provides investments with guaranteed interest rates, while allowing for diversification. The Fund invests primarily in investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Fund comprised approximately 35 percent and 38 percent of total Plan investments at December 31, 2010 and 2009, respectively.

At December 31, 2010 and 2009 the Plan held SICs of $771,229,685 and $749,574,917, respectively, recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued by using replacement cost methodology. If there is a rebid with the same rate, the wrapper value is zero. On the other hand, if there is a rebid with a revised rate, an annual calculation is performed using the revised rate and the total present value of rebid determined. The present value of the rebid is the value of the wrapper contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The remaining assets of $117,988,451 and $145,924,228 held by the Fund at December 31, 2010 and 2009 respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

The fair values of the SICs held within the Fund at December 31, 2010 and 2009 were $796,625,354 and $762,991,650, respectively, as determined based on the market values of the contracts' underlying securities plus any accrued income.

Marathon Oil Company
Thrift Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual SIC held within the Fund at December 31, 2010 and 2009:

December 31, 2010	Fair Value	Adjustment to Contract Value	S&P* Credit Rating
Rabobank Nederland Wrapper Contract MTH040701	$ 128,667,661	$ (4,101,804)	AAA
Natixis Financial Products Wrapper Contract 1203-03	199,152,211	(6,348,785)	A+
State Street Bank & Trust Boston Wrapper Contract 107029	199,168,108	(6,349,292)	AA-
Chase Manhattan Bank Wrapper Contract AMarathon-2-07	269,637,374	(8,595,788)	AA-
	$ 796,625,354	$ (25,395,669)	
December 31, 2009			
State Street Bank&Trust Boston Wrapper Contract 107029	$ 190,760,714	$ (3,354,408)	AA-
Chase Manhattan Bank Wrapper Contract AMarathon-2-07	258,250,557	(4,541,175)	AA-
Rabobank Nederland Wrapper Contract MTH040701	123,236,863	(2,167,044)	AAA
Natixis Financial Products Wrapper Contract 1203-03	190,743,516	(3,354,106)	A+
	$ 762,991,650	$ (13,416,733)	
* Standard and Poors			

The Fund portfolio's average yield for 2010 and 2009 was 2.31 percent and 2.89 percent, respectively. The portfolio's crediting rate at December 31, 2010 and 2009 was 2.27 percent and 2.33 percent, respectively. The crediting rate formula is used to convert market value changes in the underlying assets into income distributions. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to duration. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. Wrapper contracts provide a guarantee that the crediting rate will not fall below zero percent. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets.

A wrap issuer may terminate a wrapper contract at any time. A wrap issuer may also terminate a wrapper contract if FMTC investment management authority over the Fund is limited or terminated as well as if all of the terms of the wrapper contract fail to be met. In addition, wrapper contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (e.g. complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,	
	2010	2009
Net assets available for benefits per the financial statements	$ 2,566,888,974	$ 2,347,249,730
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	25,395,669	13,416,733
Net assets available for benefits per the Form 5500	$ 2,592,284,643	$ 2,360,666,463

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

	2010
Increase in net assets available for benefits per the financial statements	$ 219,639,244
Adjustment from fair value to contract value for benefit-responsive investment contracts	
Prior year adjustment	(13,416,733)
Current year adjustment	25,395,669
Increase in net assets available for benefits per the Form 5500	$ 231,618,180

8. Party-in-Interest Transactions

Shares of Marathon Oil Corporation common stock may be purchased directly from Marathon Oil Corporation or on the open market. During 2010, all shares of the Marathon Oil Corporation common stock were purchased on the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.

All party-in-interest transactions noted above are deemed exempt from the prohibited transaction rules.

9. Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

10. Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by letter dated May 7, 2003, that the Plan, as amended, meets the requirements of Code Section 401(a), and is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

11. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	Marathon Oil Corporation	Marathon Common Stock - 6,107,624 shares	$ 226,165,309
	Investment Trust Shares		
*	Fidelity Trend Fund	Investment Company - 2,142 shares	144,298
*	Fidelity Select Computers	Investment Company - 4,540 shares	256,156
*	Fidelity Select Electronics	Investment Company - 4,360 shares	210,869
*	Fidelity Select Consumer Staples	Investment Company - 24,957 shares	1,705,795
*	Fidelity Ginnie Mae Fund	Investment Company - 65,434 shares	750,532
*	Fidelity Investment Grade Bond Fund	Investment Company - 197,098 shares	1,456,552
*	Fidelity Select Software & Computer Services	Investment Company - 8,171 shares	714,668
*	Fidelity Intermediate Bond Fund	Investment Company - 456,216 shares	4,813,077
*	Fidelity Select Air Transportation	Investment Company - 3,491 shares	147,825
*	Fidelity Capital & Income Fund	Investment Company - 372,227 shares	3,510,099
*	Fidelity Mortgage Securities	Investment Company - 4,535 shares	49,113
*	Fidelity Select Gold	Investment Company - 105,308 shares	5,592,914
*	Fidelity Select Biotechnology	Investment Company - 10,278 shares	749,900
*	Fidelity Select Energy Service	Investment Company - 55,569 shares	4,132,657
*	Fidelity Select Insurance	Investment Company - 5,308 shares	250,416
*	Fidelity Select Retailing	Investment Company - 1,439 shares	76,981
*	Fidelity Government Income Fund	Investment Company - 2,350,797 shares	24,518,811
*	Fidelity Cash Reserves	Investment Company - 3,294,763 shares	3,294,763
*	Fidelity Select Energy	Investment Company - 129,541 shares	6,772,410
*	Fidelity Select Leisure	Investment Company - 6,089 shares	555,034
*	Fidelity Select Healthcare	Investment Company - 12,336 shares	1,537,163
*	Fidelity Select Technology	Investment Company - 15,679 shares	1,499,109
*	Fidelity Select Utilities Growth	Investment Company - 7,350 shares	355,603
*	Fidelity Select Financial Services	Investment Company - 13,802 shares	850,032
*	Fidelity Select Defense & Aerospace	Investment Company - 48,363 shares	3,541,118
*	Fidelity Select Brokerage	Investment Company - 8,864 shares	464,919
*	Fidelity Select Chemical	Investment Company - 20,454 shares	1,953,380

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	Fidelity Select Telecommunications	Investment Company - 8,821 shares	$ 409,632
*	Fidelity Select Home Finance	Investment Company - 9,535 shares	108,313
*	Fidelity Europe	Investment Company - 18,248 shares	571,517
*	Fidelity Pacific Basin Fund	Investment Company - 19,068 shares	497,097
*	Fidelity Real Estate Investment	Investment Company - 117,989 shares	3,031,132
*	Fidelity Convertible Securities Fund	Investment Company - 69,284 shares	1,763,279
*	Fidelity Canada	Investment Company - 255,647 shares	14,865,881
*	Fidelity Telecommunications & Utilities	Investment Company - 18,277 shares	291,526
*	Fidelity Asset Manager 50%	Investment Company - 254,860 shares	3,929,948
*	Fidelity Worldwide Fund	Investment Company - 52,161 shares	973,316
*	Fidelity Asset Manager 70%	Investment Company - 291,611 shares	4,762,008
*	Fidelity Asset Manager 20%	Investment Company - 153,181 shares	1,959,185
*	Fidelity New Markets Income Fund	Investment Company - 206,126 shares	3,225,877
*	Fidelity Focused Stock Fund	Investment Company - 19,814 shares	270,462
*	Fidelity Global Balanced Fund	Investment Company - 40,477 shares	902,627
*	Fidelity International Capital Appreciation	Investment Company - 29,396 shares	378,914
*	Fidelity Small Cap Independence	Investment Company - 44,704 shares	827,464
*	Fidelity Large Cap Stock Fund	Investment Company - 33,847 shares	596,039
*	Fidelity Small Cap Stock Fund	Investment Company - 155,184 shares	3,041,603
*	Fidelity Europe Capital Appreciation Fund	Investment Company - 24,102 shares	458,893
*	Fidelity Nordic Fund	Investment Company - 32,933 shares	1,130,933
*	Fidelity Asset Manager 85%	Investment Company - 22,000 shares	294,802
*	Fidelity Latin America Fund	Investment Company - 238,979 shares	14,106,911
*	Fidelity Japan Fund	Investment Company - 25,576 shares	285,938
*	Fidelity Southeast Asia Fund	Investment Company - 176,317 shares	5,398,819
*	Fidelity China Region Fund	Investment Company - 188,261 shares	6,120,362
*	Fidelity Select IT Services	Investment Company - 699 shares	14,753

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	Fidelity Select Medical Equipment & Systems	Investment Company - 71,622 shares	$ 1,975,328
*	Fidelity Four-In-One Index Fund	Investment Company - 26,736 shares	721,885
*	Fidelity Japan Smaller Companies Fund	Investment Company - 18,894 shares	173,636
*	Fidelity Mega Cap Stock	Investment Company - 36,615 shares	365,780
*	Fidelity Strategic Income Fund	Investment Company - 436,285 shares	4,838,402
*	Fidelity Small Cap Discovery Fund	Investment Company - 20,671 shares	423,143
*	Fidelity Spartan Total Market Index Fund	Investment Company - 226,717 shares	8,259,296
*	Fidelity Spartan Extended Market Index Fund	Investment Company - 1,150,043 shares	43,897,160
*	Fidelity Spartan International Index Fund	Investment Company - 2,493,842 shares	87,708,411
*	Fidelity Intermediate Gov't Income Fund	Investment Company - 64,558 shares	691,414
*	Fidelity High Income Fund	Investment Company - 131,201 shares	1,172,934
*	Fidelity Fifty	Investment Company - 48,771 shares	859,825
*	Fidelity Select Automotive	Investment Company - 7,431 shares	335,799
*	Fidelity Select Multimedia	Investment Company - 1,770 shares	75,804
*	Fidelity Select Medical Delivery	Investment Company - 18,677 shares	927,858
*	Fidelity Select Banking	Investment Company - 41,803 shares	773,769
*	Fidelity Select Industrial Materials	Investment Company - 16,842 shares	1,143,575
*	Fidelity Select Industrial Equipment	Investment Company - 9,641 shares	327,024
*	Fidelity Select Construction & Housing	Investment Company - 7,614 shares	266,959
*	Fidelity Select Transportation	Investment Company - 6,260 shares	346,926
*	Fidelity Select Natural Gas	Investment Company - 134,073 shares	4,456,576
*	Fidelity Select Natural Resources	Investment Company - 106,590 shares	3,710,381
*	Fidelity Select Industrials	Investment Company - 5,502 shares	130,176
*	Fidelity Select Environmental Services	Investment Company - 3,231 shares	57,505
*	Fidelity Select Communications Equipment	Investment Company - 13,472 shares	357,133
*	Fidelity Select Pharmaceutical	Investment Company - 11,318 shares	139,546

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	Fidelity Retirement Money Market	Investment Company - 1,404,826 shares	$ 1,404,826
*	Fidelity Retirement Govt. Money Market	Investment Company - 27,169,302 shares	27,169,302
*	Fidelity Spartan 500 Index Fund	Investment Company - 2,210,477 shares	98,322,011
*	Fidelity US Bond Index Fund	Investment Company - 224,590 shares	2,544,601
*	Fidelity Large Cap Value Fund	Investment Company - 95,689 shares	1,006,644
*	Fidelity Mid Cap Value Fund	Investment Company - 404,744 shares	6,455,664
*	Fidelity Large Cap Growth Fund	Investment Company - 29,373 shares	286,095
*	Fidelity US Equity Index Fund	Investment Company - 33,144 shares	1,453,382
*	Fidelity Mid Cap Growth Fund	Investment Company - 22,162 shares	275,693
*	Fidelity Inflation-Protected Bond Fund	Investment Company - 60,897 shares	708,841
*	Fidelity Floating Rate High Income	Investment Company - 63,176 shares	618,497
*	Fidelity Total Bond Fund	Investment Company - 27,211 shares	291,703
*	Fidelity Real Estate Income	Investment Company - 24,947 shares	259,452
*	Fidelity Select Wireless	Investment Company - 201,511 shares	1,551,633
*	Fidelity Blue Chip Value	Investment Company - 43,706 shares	472,464
*	Fidelity Nasdaq Composite Index	Investment Company - 8,454 shares	297,585
*	Fidelity Strategic Dividend & Income Fund	Investment Company - 33,255 shares	350,841
*	Fidelity Focused High Income	Investment Company - 3,914 shares	36,046
*	Fidelity International Real Estate Fund	Investment Company - 75,832 shares	711,306
*	Fidelity Small Cap Growth	Investment Company - 36,694 shares	575,724
*	Fidelity Small Cap Value Fund	Investment Company - 27,331 shares	426,631
*	Fidelity International Small Cap Opportunities	Investment Company - 38,843 shares	403,578
*	Fidelity Strategic Real Return	Investment Company - 38,799 shares	371,690
	Spartan Internediate Treasury Bond Index	Investment Company - 58,296 shares	622,022
	Spartan Long Term Treasury Bond Index	Investment Company - 23,648 shares	247,121
*	Fidelity International Value	Investment Company - 4,462 shares	36,322
*	Fidelity Grade Strategies K	Investment Company - 56,197 shares	1,153,159

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	Janus Worldwide Fund	Investment Company - 24,350 shares	$ 1,133,960
	PIMCO Total Return Institutional	Investment Company - 5,313,782 shares	57,654,534
	Allianz CCM Capital	Investment Company - 9,489 shares	162,735
	Allianz CCM Mid Cap	Investment Company - 8,988 shares	225,769
	PIMCO Global Bond Unhedged	Investment Company - 44,071 shares	427,933
	DWS Global Opportunities - Class S	Investment Company - 7,500 shares	299,316
	PIMCO High Yield	Investment Company - 104,149 shares	968,588
	Neuberger Berman Partners Investors	Investment Company - 41,506 shares	1,143,897
	PIMCO Long-Term US Government Fund	Investment Company - 18,324 shares	193,130
	PIMCO Low Duration Fund	Investment Company - 23,178 shares	240,825
*	Fidelity Balanced K	Investment Company - 1,980,802 shares	36,110,015
*	Fidelity Blue Chip Growth K	Investment Company - 375,279 shares	17,015,142
*	Fidelity Capital Appreciation K	Investment Company - 111,432 shares	2,825,920
*	Fidelity Contrafund K	Investment Company - 1,363,586 shares	92,314,782
*	Fidelity Disciplined Equity K	Investment Company - 10,934 shares	246,241
*	Fidelity Diversified International K	Investment Company - 470,367 shares	14,167,445
*	Fidelity Dividend Grade K	Investment Company - 62,135 shares	1,765,886
*	Fidelity Emerging Markets K	Investment Company - 280,564 shares	7,381,633
*	Fidelity Equity Income K	Investment Company - 48,208 shares	2,132,710
*	Fidelity Equity Income II K	Investment Company - 708,267 shares	12,918,784
*	Fidelity Export and Multinational K	Investment Company - 98,294 shares	2,141,818
*	Fidelity Fund K	Investment Company - 73,020 shares	2,346,858
*	Fidelity Growth & Income K	Investment Company - 836,372 shares	15,297,247
*	Fidelity Growth Company K	Investment Company - 886,986 shares	73,708,552
*	Fidelity Growth Discovery K	Investment Company - 79,450 shares	1,086,081
*	Fidelity Independence K	Investment Company - 124,582 shares	3,036,052
*	Fidelity International Discovery K	Investment Company - 463,745 shares	15,289,663
*	Fidelity Leveraged Company Stock K	Investment Company - 364,559 shares	10,357,109
*	Fidelity Low Priced Stock K	Investment Company - 1,960,019 shares	75,186,330

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
*	Fidelity Magellan K	Investment Company - 442,234 shares	$	31,663,944
*	Fidelity Mid Cap Stock K	Investment Company - 196,900 shares		5,674,662
*	Fidelity OTC K	Investment Company - 11,659 shares		643,562
*	Fidelity Overseas K	Investment Company - 19,229 shares		623,804
*	Fidelity Puritan K	Investment Company - 68,506 shares		1,226,943
*	Fidelity Stock Selector K	Investment Company - 6,770 shares		174,133
*	Fidelity Value K	Investment Company - 160,422 shares		11,027,392
*	Fidelity Value Discovery K	Investment Company - 70,080 shares		1,025,968
*	Fidelity Value Strategies K	Investment Company - 5,319 shares		147,963
*	Pyramis Core Lifecycle 2000 Commingled	Investment Company - 221,634 shares		2,285,043
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company - 59,409 shares		611,317
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company - 683,095 shares		7,117,851
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company - 1,328,651 shares		13,578,814
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company - 2,348,231 shares		23,036,149
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company - 1,669,026 shares		16,323,070
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company - 1,502,194 shares		13,985,423
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company - 1,001,004 shares		9,319,344
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company - 1,151,236 shares		10,545,317
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company - 666,281 shares		6,103,137
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company - 660,085 shares		5,973,768
	Allianz NFJ Small-Cap Value	Investment Company - 61,098 shares		1,824,985
	Western Asset Core Bond	Investment Company - 2,511 shares		28,681
	American Adv Large Cap Value Fund	Investment Company - 79,626 shares		1,475,470
	Morgan Stanley International Equity	Investment Company - 3,690 shares		50,227
	Morgan Stanley Capital Growth Fund	Investment Company - 12,393 shares		300,395
	Morgan Stanley Emerging Markets	Investment Company - 38,381 shares		1,041,652

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	Columbia Acorn International Z	Investment Company - 239,879 shares	$ 9,815,855
	Baron Growth Fund	Investment Company - 185,099 shares	9,482,633
	Baron Asset Fund	Investment Company - 19,969 shares	1,103,671
	Calvert SIF Balanced A	Investment Company - 114 shares	3,117
	Calvert Capital Accumulation A	Investment Company - 331 shares	9,654
	FMA Small Company Portfolio	Investment Company - 11,163 shares	226,506
	FPA Crescent Portfolio	Investment Company - 379,662 shares	10,171,149
	Rice, Hall, James Micro Cap Portfolio	Investment Company - 40,245 shares	671,697
	Ariel Fund	Investment Company - 50,034 shares	2,430,169
	Ariel Appreciation Fund	Investment Company - 67,910 shares	2,878,726
	Neuberger Berman Core Bond Fund	Investment Company - 6,481 shares	67,599
	Alger MidCap Growth Institutional	Investment Company - 12,992 shares	184,484
	Janus Fund	Investment Company - 253,887 shares	7,398,261
	Janus Twenty Fund	Investment Company - 30,513 shares	2,005,635
	Morgan Stanley Core Plus Fixed Income	Investment Company - 10,179 shares	98,534
	Mutual Shares	Investment Company - 97,517 shares	2,027,376
	Morgan Stanley Value	Investment Company - 864 shares	13,352
	Morgan Stanley Mid Cap Growth	Investment Company - 357,700 shares	13,360,111
	Oakmark Select I	Investment Company - 4,607 shares	126,457
	Oakmark Fund I	Investment Company - 5,446 shares	224,932
	Legg Mason Value Trust	Investment Company - 2,238 shares	101,939
	Wells Fargo Advantage Opportunity Investor	Investment Company - 1,131 shares	43,893
	Templeton World Fund A	Investment Company - 102,111 shares	1,515,323
	USAA Cornerstone Strategy Fund	Investment Company - 15,964 shares	360,946
	USAA Income Fund	Investment Company - 43,869 shares	559,334
	Templeton Growth Advisor	Investment Company - 55,122 shares	980,061
	Credit Suisse Large Cap Blend Comm CL	Investment Company - 3,274 shares	34,376

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	Credit Suisse Large Cap Blend A	Investment Company - 13,142 shares	$ 138,780
	RS Small Cap Growth Fund	Investment Company - 4,171 shares	173,796
	Artisan International Fund	Investment Company - 56,193 shares	1,219,390
	Loomis Growth	Investment Company - 15,081 shares	90,033
	AllianceBernstein Small/Mid Cap Value	Investment Company - 5,509 shares	96,841
	DFA Emerging Markets Value	Investment Company - 1,174,386 shares	42,465,788
	DWS-Dreman High Return Equity	Investment Company - 1,237 shares	40,413
	Royce Value Plus	Investment Company - 102,087 shares	1,380,210
	Wells Fargo Advantage MidCap Disciplined	Investment Company - 4,580 shares	96,367
	Royce Opportunity	Investment Company - 15,981 shares	194,323
	AIM Diversified Dividend	Investment Company - 447,203 shares	5,482,709
	American Beacon Balanced	Investment Company - 38,971 shares	508,961
	Legg Mason Partners Large Cap Growth	Investment Company - 2,378 shares	60,656
	American Century Vista	Investment Company - 3,054 shares	52,492
	Van Kampen Equity Income	Investment Company - 60,391 shares	518,758
	Van Kampen Growth Income	Investment Company - 5,548 shares	106,680
	Eaton Vance Large Cap Value	Investment Company - 403,046 shares	7,363,650
	Neuberger Berman Guardian	Investment Company - 3,980 shares	59,026
	PIMCO Real Return	Investment Company - 167,675 shares	1,904,783
	AIM Global Aggressive Growth Fund A	Investment Company - 25,370 shares	482,798
	Managers Bond Fund	Investment Company - 85,889 shares	2,199,613
	Morgan Stanley Large Cap Relative Value	Investment Company - 10,322 shares	110,031
	Artisan Mid Vap Investor	Investment Company - 10,419 shares	350,375
	The Oakmark Equity & Income Fund	Investment Company - 156,847 shares	4,350,937
	Franklin Small Mid Cap Growth	Investment Company - 10,720 shares	411,769

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	Wells Fargo Advantage Small Cap Value	Investment Company - 433,738 shares	$	14,126,847
	American Beacon International Equity	Investment Company - 1,680 shares		27,641
	TCW Select Equities	Investment Company - 5,273 shares		91,279
	Templeton Global Bond	Investment Company - 479,495 shares		6,501,959
	American Century Ultra	Investment Company - 932 shares		21,550
	DWS International	Investment Company - 1,199 shares		54,043
	Vanguard Total Bond Market	Investment Company - 5,024,052 shares		53,254,948
	Vanguard Windsor Admiral	Investment Company - 648,262 shares		29,554,284
	Neuberger Berman Genesis	Investment Company - 193,091 shares		8,874,449
	AIM Constellation	Investment Company - 3,473 shares		89,851
	Baron Small Cap Fund	Investment Company - 13,725 shares		326,374
	Morgan Stanley Small Company Growth	Investment Company - 8,064 shares		114,263
	Artisan Mid Cap Value Fund	Investment Company - 24,810 shares		498,179
	Mutual Discovery	Investment Company - 118,795 shares		3,508,014
	Templeton Foreign Smaller Companies	Investment Company - 30,173 shares		492,123
	Neuberger Berman High Income Bond	Investment Company - 15,522 shares		144,822
	Wells Fargo Small Company Value Fund	Investment Company - 2,378 shares		31,699
	RS Partners Fund	Investment Company - 14,029 shares		464,232
	Columbia Acorn Select Fund	Investment Company - 41,046 shares		1,179,248
	Columbia Conservative High Yield Z	Investment Company - 4,197 shares		32,947
	Domini Social Equity	Investment Company - 2,413 shares		21,739
	AIM Basic Value	Investment Company - 25 shares		535
	Neuberger Berman International Fund -Trust Class	Investment Company - 2,097 shares		39,826
	Calvert Social Investment Bond	Investment Company - 26,345 shares		409,400
	Calvert Social Investment Fund Equity	Investment Company - 7 shares		265
	Managers Special Equity Institutional	Investment Company - 2,110 shares		112,713
	Templeton Foreign Advisor	Investment Company - 2,090,712 shares		14,446,823

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	American Century Small Company Institutional	Investment Company - 15,137 shares	$ 118,974
	Rainier Small Mid Cap Equity	Investment Company - 29,350 shares	982,058
	Neuberger Berman Focus Fund Investor	Investment Company - 2,072 shares	40,650
	Artisan Small Cap Fund	Investment Company - 5,297 shares	87,128
	Legg Mason Partners Aggressive Growth	Investment Company - 1,099 shares	129,391
	Lord Abbett Affiliated	Investment Company - 21,048 shares	244,576
	Neuberger Berman Socially Responsive	Investment Company - 5,211 shares	132,712
	Loomis Sayles Small Cap Value	Investment Company - 6,300 shares	167,569
	Wells Fargo Advantage C&B Mid Cap Value	Investment Company - 6,409 shares	104,268
	CRM Mid Cap Value Institutional	Investment Company - 26,612 shares	762,956
	Western Asset Core Plus Institutional	Investment Company - 331 shares	3,563
	Kalmar Growth with Value Small Cap	Investment Company - 255,674 shares	4,124,017
	AIM Mid Cap Core Equity	Investment Company - 7,993 shares	193,032
	Lord Abbett Small Cap Blend	Investment Company - 11,052 shares	173,189
	Touchstone Sands Capital Select Growth	Investment Company - 3,597 shares	36,582
	RS Value Fund	Investment Company - 14,495 shares	375,567
	Virtus Mid Cap Value Fund-Class A	Investment Company - 4,748 shares	105,824
	Neuberger Berman Regency Trust	Investment Company - 1,362 shares	18,438
	Hartford Growth Y	Investment Company - 4,474 shares	81,657
	Hartford International Capital Appreciation Fund	Investment Company - 8,822 shares	92,630
	Hartford Small Cap Growth Y	Investment Company - 1,277 shares	40,576
	American Century Large Company Value	Investment Company - 19,752 shares	109,228
	Templeton Developing Markets Trust	Investment Company - 53,053 shares	1,350,719
	Royce Total Return	Investment Company - 10,060 shares	132,288

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value	
	Stable Value Contract Carriers			
	Natixis Financial Products	Actively Managed Global Wrap**		
	Wrapper Contract 1203-03; 2.65%			
	Total Contract Value/Fair Market Value		$ 199,152,211	***
	Chase Manhattan Bank	Actively Managed Global Wrap**		
	Wrapper Contract AMarathon-02-07; 2.69%			
	Total Contract Value/Fair Market Value		269,637,374	***
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**		
	Wrapper Contract 107029; 2.64%			
	Total Contract Value/Fair Market Value		199,168,108	***
	Rabobank Nederland	Actively Managed Global Wrap**		
	Wrapper Contract MTH040701; 2.77%			
	Total Contract Value/Fair Market Value		128,667,661	***
*	Fidelity Management Trust Company Variable interest rate - 2.31% as of 12/31/10	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	117,988,461	
	Brokerage Link	Self-Directed Brokerage Accounts	60,649,279	
*	Fidelity Management Trust Company Interest rates range from 3.25%-9.50% due 1/1/11 - 12/31/2015	Loans to Plan Participants	42,991,755	
	Totals		$ 2,590,101,240	

* Indicates party-in-interest.

** A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

*** Pages 28 thru 40 list the fair value of each underlying investment of the SICs'. Each SIC owns approximately a 25 percent interest in the total fair value of the Fund.

(d) Cost omitted for participant-directed investments.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	(CASH)	Actively Managed Global Wrap Underlying Investments	$	4,573,364
	ABBEY NATL 3.875 11/10/14 144A			1,793,570
	ALLYA 2010-1 A3 1.45% 5/14			1,176,677
	ALLYA 10-4 A3 ABS .91 11/17/14			1,282,264
	AMERICN EX FDIC 3.15% 12/09/11			924,615
	AMERICAN HONDA 2.375 3/13 144A			307,081
	AMER HONDA 2.5% 9/21/15 144A			887,070
	APART 2007-1 B 5.35% 9/13			429,266
	AMCAR 2006-BG A4 5.21% 9/13			581,647
	BMWLT 2010-1 A3 1.18% 4/13			1,200,587
	BNP PARIBAS 2.125% 12/21/12			569,357
	BNP PARIBAS MTN 3.25% 3/11/15			918,554
	BACM 2003-2 A2 4.342% 3/41			269,797
	BOA FDIC 3.125% 6/15/12			779,903
	BOA FDIC GTD MTN 2.1% 4/30/12			1,624,575
	BAAT 2010-2 A3 2.4% 7/14			1,563,019
	BMONT Q 2.125% 6/28/13			1,832,244
	BANK NY MELLO GLB 4.95 11/12			600,058
	BANK OF NOVA SC 2.05% 10/07/15			2,901,594
	BARCLAYS MTN 2.5% 1/23/13			2,259,856
	BAYC 2004-1 A 1ML+36 4/34			236,489
	BAYC 2004-1 M1 1ML+56 4/34			13,726
	BAYC 2004-2 A 1ML+43 8/34			209,117
	BAYC 2004-2 M1 1ML+58 8/34			70,049
	BAYC 2004-3 M1 1ML+50 1/35			52,481
	BSCMS 2004-PWR5 A2 4.254% 7/42			186,394
	BSCMS 2007-PW15 A1 5.016% 2/44			44,731

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	BERK HATH INC 2.125% 2/11/13	Actively Managed Global Wrap Underlying Investments	$	1,750,299
	BRHEA 2006-A A2R 3ML+75 12/41			1,366,630
	COMM 2005-C6 XP CSTR 6/44			60,050
	CIBC 1.45% 9/13/13			880,902
	CANADIAN IMP BK 2.35% 12/11/15			685,414
	COMET 2009-A2 A2 3.2% 4/14			2,835,760
	CHAIT 2007-A17 A 5.12% 10/14			2,249,380
	CHAIT 2008-A4 A4 4.65% 3/15			1,821,653
	CHAIT 2008-A9 A9 4.3% 5/13			599,237
	CHAIT 2009-A3 A3 2.4% 6/13			3,240,051
	CFAST 2010-A A3 .91% 8/13			799,018
	CITIGROUP 5.125 5/5/14			559,101
	CITIGROUP 6.375% 8/12/14			3,353,310
	CCCIT 2009-A3 A3 2.7 6/13			1,314,888
	CITI FDG FDIC 1.875% 10/22/12			3,940,940
	CITIGR FDG FDIC 1.875 11/15/12			2,351,872
	CITIGRP FDIC 2% 3/30/12			2,349,180
	CITIBANK FDIC MTN 1.875 6/4/12			1,966,566
	COMMONWETH MTN2.9 9/17/14 144A			4,579,975
	CORNELL UNIV 4.35% 2/1/14			1,007,247
	CPS 2006-D A4 5.115% 08/13			1,006,766
	CREDIT SUISSE NY 5% 5/15/13			3,795,844
	CSFB 2002-CP5 A1 4.106 12/35			402,072
	CSFB 2003-C4 A3 CSTR 8/36			292,751
	CSFB 2004-C1 A3 4.321% 1/37			384,633
	CSMC 2007-C1 A1 5.227% 2/40			59,195
	CSMC 2007-C2 A1 5.237% 1/49			16,702
	DBS BK LTD 5.125/VAR 5/17 144A			4,165,545

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	DEERE J CAPMTN 1.875% 6/17/13	Actively Managed Global Wrap Underlying Investments	$	809,975
	JOHN DEERE CAP 2.95% 3/9/15			429,092
	DEUTSCHE BK AG 2.375% 1/11/13			1,333,752
	FHLG 15YR 5.00% 5/14 #E77225			8,183
	FHLG 15YR 5.00% 6/14 #E77373			44,165
	FHLM ARM 4.889% 3/33 #847126			8,431
	FHLG 15YR 4.50% 8/18 #E98688			1,773,962
	FHLG 15YR 4.50% 9/18 #E99205			522,357
	FHLG 15YR 4.50% 10/18 #E99833			818,986
	FHLM ARM 3.53% 4/40 #1B4657			626,963
	FHLM ARM 3.58% 4/40 #1B4702			572,078
	FHLM ARM 4.68% 1/36 #847584			129,533
	FHLM ARM 4.305 6/35 #848083			106,359
	FHLM ARM 3.88% 1/35 #848084			125,439
	FHLM ARM 4.482% 4/35 #848088			1,449,185
	FHLM ARM 4.485% 1/35 #848089			80,380
	FHLM ARM 4.277% 2/35 #848090			438,416
	FHLM ARM 5.084% 8/35 #1J0005			112,935
	FHLG 7.50% 7/34 #G02115			1,522,309
	FHLG 15YR 5.00% 3/19 #G13052			2,076,478
	FHLM ARM 4.941% 11/35 #1J1228			356,922
	FHLM ARM 5.26% 1/36 #1J1274			301,951
	FHLM ARM 4.93% 9/35 #1K1215			391,583
	FHLM ARM 5.78% 10/35 #1N0063			48,721
	FHLM ARM 5.37% 12/35 #1N0106			299,300
	FHLM ARM 5.62% 12/35 #1N0117			460,461
	FHLM ARM 5.34% 6/35 #1L0097			200,413

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	FHLM ARM 4.83% 11/35 #1Q0166	Actively Managed Global Wrap Underlying Investments	$	440,723
	FHLG 15YR 5.50% 4/18 #G11389			798,597
	FHLG 15YR 4.50% 11/18 #B10931			449,050
	FHLM ARM 4.199% 8/36 #848185			224,372
	FHLM ARM 4.571% 3/35 #848186			299,477
	FHLB 1.625% 11/21/12			3,528,980
	FHLB 1.125% 5/18/12			3,231,999
	FHLB 0.875% 12/27/13			733,582
	FHR 2417 EH 6% 2/17			152,134
	FHR 2394 KD 6% 12/16			284,489
	FNMA 4.375% 9/15/12			376,742
	FNMA 4.625% 10/15/13			1,280,170
	FNMA 5% 2/16/12			609,370
	FHLMC 4.125% 12/21/12			608,194
	FHLMC 2.125% 3/23/12			485,164
	FHLMC 1.75% 6/15/12			2,784,234
	FHLMC 1.125% 7/27/12			4,529,858
	FHLMC .375% 11/30/12			3,856,707
	FHLMC .625% 12/28/12			15,519,526
	FNMA 15YR 7.00% 11/14 #252920			2,834
	FNMA 15YR 7.00% 2/15 #253033			411,189
	FNMA 15YR 7.00% 9/15 #253430			2,743
	FNMA 15YR 6.50% 11/11 #323141			4,734
	FNMA 15YR 6.50% 10/13 #323321			353,910
	FNMA 15YR 6.50% 6/14 #323794			167,950
	FNMA 15YR 7.00% 5/13 #429018			2,569
	FNMA 15YR 6.50% 5/14 #492067			6,301

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	FNMA 15YR 7.00% 4/15 #532552	Actively Managed Global Wrap Underlying Investments	$	2,377
	FNMA 15YR 7.00% 1/16 #535675			22,597
	FNMA 15YR 7.00% 6/17 #545928			27,463
	FNMA 15YR 6.50% 12/13 #545950			19,369
	FNMA 15YR 7.00% 8/15 #549589			1,396
	FNMA 15YR 6.50% 6/15 #555720			71,925
	FNMA 15YR 7.00% 10/15 #556250			1,158
	FNMA 15YR 7.00% 8/16 #599824			18,179
	FNMA 15YR 6.50% 7/16 #613007			8,850
	FNMA 15YR 7.00% 1/17 #626726			28,201
	FNMA 15YR 7.00% 3/17 #635939			36,827
	FNMA 15YR 7.00% 3/17 #638317			57,186
	FNMA 15YR 7.00% 10/17 #665372			20,548
	FNR 2002-56 MC 5.5% 9/17			241,222
	FHR 2508 UL 5 12/16			95,007
	FNR 2004-3 HA 4% 7/17			305,966
	FNR 2004-15 AB 4% 9/17			202,824
	FHR 2866 XE 4 12/18			1,080,552
	FHR 2915 DC 4.5% 3/19			742,395
	FNR 2008-95 AD 4.5% 12/23			2,567,055
	FNMA 4.75% 11/19/12			3,532,354
	FNMA 1% 4/4/12			2,542,629
	FNMA 1.125% 7/30/12			2,847,830
	FNMA 2.75% 3/13/14			2,549,380
	FNMA 1% 9/23/13			4,360,266
	FNMA .5% 10/30/12			8,449,790
	FNMA .375% 12/28/12			11,169,011

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	FHR 3555 CM 4% 12/14	Actively Managed Global Wrap Underlying Investments	$ 4,537,703
	FHR 3555 KH 4% 12/14		4,908,288
	FHR 3560 LA 2% 8/14		854,845
	FHR 3573 LC 1.85% 8/14		1,335,036
	FNR 2010-123 DL 3.5% 11/25		916,771
	FNR 2010-143 B 3.5% 12/25		1,437,332
	FNMA ARM 4.801% 2/33 #695019		47,480
	FNMA ARM 3.984% 5/33 #703915		14,372
	FNMA 15YR 6.50% 3/18 #705791		80,423
	FNMA 15YR 4.50% 11/18 #725857		272,574
	FNMA 15YR 4.00% 8/18 #728852		993,022
	FNMA 15YR 4.50% 8/18 #730721		195,347
	FNMA ARM 4.68% 11/34 #735011		313,633
	FNMA 15YR 4.50% 6/19 #745278		681,129
	FNMA 15YR 4.50% 7/20 #745874		396,243
	FNMA ARM 5.541% 11/36 #745972		327,693
	FNMA ARM 3.753% 10/33 #746320		73,348
	FNMA ARM 4.358% 10/33 #754672		23,258
	FNMA ARM 3.752% 10/33 #755148		63,261
	FNMA ARM 5.05% 7/34 #801635		27,269
	FNMA ARM 4.53% 12/34 #802852		348,109
	FNMA ARM 4.293% 3/35 #815586		26,722
	FNMA ARM 4.75% 5/35 #815626		89,033
	FNMA ARM 4.653% 3/35 #816322		8,789
	FNMA ARM 5.12% 6/35 #823810		104,125
	FNMA ARM 4.96% 6/35 #825388		230,194
	FNMA ARM 5.344% 7/35 #834917		20,843

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	FNMA ARM 5.349% 12/34 #843013	Actively Managed Global Wrap Underlying Investments	$	54,343
	FNMA ARM 5.280% 3/35 #843014			36,721
	FNMA ARM 4.893% 10/35 #847787			80,520
	FNMA ARM 6.25% 6/36 #886983			34,721
	FNMA 15YR 4.50% 7/20 #888653			323,315
	FNMA ARM 4.21% 5/35 #889946			574,708
	FNMA ARM 4.59% 7/35 #995016			1,188,669
	FNMA ARM 4.30% 2/35 #995017			655,630
	FNMA ARM 4.898% 5/35 #995272			55,409
	FNMA ARM 4.58% 7/35 #995273			235,668
	FNMA ARM 4.765% 1/34 #995274			15,212
	FNMA ARM 4.53% 10/35 #995414			520,153
	FNMA ARM 4.55% 10/35 #995415			2,252,298
	FNMA ARM 4.512% 12/36 #995606			538,415
	FNMA ARM 4.545% 12/36 #995607			388,474
	FNMA ARM 5.075% 7/34 #995609			235,193
	FNMA ARM 3.20% 1/40 #AC0599			844,941
	FNMA ARM 3.34% 1/40 #AC8886			1,309,237
	FNMA ARM 4.285% 7/33#AD0066			229,351
	FNMA 15YR 4.50% 8/24 #AD0117			6,329,655
	FNMA ARM 4.82% 2/36 #AD0175			133,449
	FNMA ARM 4.49% 4/35 #AD0176			1,175,244
	FNMA ARM 3.32% 9/34 #AD0177			118,047
	FNMA ARM 2.94% 8/35 #AD0710			104,314
	FNMA ARM 4.38% 10/37 #AD0713			93,413
	FNMA 15YR 3.50% 12/25 #AE0368			17,813,595
	FORDO 2007-A B 5.6% 10/12			355,157

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	FORDO 2009-B A3 2.79 8/13TALF	Actively Managed Global Wrap Underlying Investments	$	1,040,264
	FORDO 2009-C A4 4.43% 11/14			724,944
	FORDO 2009-D A3 2.17% 10/13			506,138
	FORDO 2009-E A3 1.51% 1/14			1,008,275
	FORDO 2010-B A3 0.98% 10/14			842,588
	GECMC 2007-C1 XP CSTR 12/49			192,606
	GMACC 2004-C2 A2 CSTR 8/38			1,491,476
	GMACC 2005-C1 X2 CSTR 5/43			50,202
	GMAC INC FDIC 1.75% 10/30/12			2,347,558
	GSMS 2005-GG4 A3 4.607 7/39			560,473
	GSMS 2006-GG6 A2 5.506% 4/38			454,942
	GSMS 2006-GG8 A2 5.479 11/39			521,553
	GE CAP CORP 3.5% 8/12			4,605,894
	GE CAP MTN 2.8% 1/08/13			822,392
	GE CAP MTN 3.5% 6/28/15			510,893
	GENERAL ELEC MTN 1.875% 9/13			921,499
	GE CAP CORP 2.25% 11/9/15			798,693
	GE CAP FDIC 3% 12/09/11			2,267,182
	GE CAP FDIC MTN 2.625 12/28/12			2,726,297
	GE CAP FDIC GMTN 2% 9/28/12			3,192,769
	GOLDMAN SACHS MTN 3.7% 8/1/15			686,999
	GOLDMAN SACHS 4.75% 7/15/13 DT			682,747
	GOLDMAN FDIC 3.25% 6/15/12			374,234
	GOLDMAN SA FDIC 2.15% 3/12			820,643
	GCCFC 2005-GG3 A2 CSTR 8/42			705,128
	HSBC USA FDIC 3.125% 12/16/11			903,854
	HAT 2006-3 A4 5.34% 9/13			1,265,699

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	HAROT 2010-1 A4 1.98% 5/23/16	Actively Managed Global Wrap Underlying Investments	$	356,268
	HAROT 2010-2 A3 1.34% 3/14			997,852
	HAROT 2010-3 A3 .7% 5/13			1,294,247
	HAT 2007-1 A4 5.33% 11/13			1,127,024
	HART 2009-A A3 2.03% 8/13			526,375
	ING BANK NV 2% 10/18/13 144A			1,289,619
	JPMMTN 1.65% 9/30/13			2,210,665
	JPMCC 2004-C3 A2 4.223% 1/42			677,145
	JPMCC 2005-LDP2 A3 4.697 7/42			946,001
	JPMCC 2006-LDP7 A2 CSTR 4/45			402,631
	JPMCC 2006-LDP9 A1 CSTR 5/47			228,789
	JPMCC 07-LDP10 A-1 5.122% 1/49			62,101
	JACKSON NATL 5.375% 5/8/13 144			800,010
	JPMRT 2006-A A4 5.14% 12/14			344,685
	JPMORGAN FDIC 3.125 12/1/11 DT			1,380,958
	LBUBS 2007-C1 A1 CSTR 2/40			167,329
	LBUBS 2000-C5 A2 6.51% 12/26			13,577
	LBUBS 2001-C2 A2 6.653% 11/27			339,168
	LBUBS 2004-C2 A3 3.973% 3/29			1,307,752
	LBUBS 2005-C1 AAB CSTR 2/30			869,487
	LBUBS 2006-C3 A1 5.478 3/32			14,288
	MLCFC 2007-6 A1 5.175% 3/51			122,883
	MVCOT 2006-2A A 5.417% 10/28			201,624
	MVCOT 2006-2A B 5.467% 10/28			48,671
	MASSMUTUAL GL 3.625% 7/12 144A			631,842
	MERCK & CO INC 2.15% 1/15/16			790,993
	MBART 2009-1 A3 1% 1/15/14			717,601

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	MERRILL LYN CO 5.45% 2/05/13	Actively Managed Global Wrap Underlying Investments	$	958,438
	MLMT 2004-MKB1 A2 4.353% 2/42			380,092
	MLMT 2004-KEY2 A2 4.166% 8/39			814,602
	MLMT 2005-MKB2 XP CSTR 9/42			20,116
	MET LIFE GLBL 2.5 9/29/15 144A			1,289,431
	MONUMENTAL GLBL 5.5% 4/13 144A			360,942
	MORGAN STANLEY 4.1% 1/26/15			681,231
	MSC 2007-HQ11 A1 5.246% 2/44			184,696
	MORGAN STAN FDIC 3.25% 12/1/11			2,078,029
	NATL AUST BK 5.35% 6/12/13 144			542,965
	NATLAUST BK 2.35 11/16/12 144A			2,181,691
	NY LIFE 2.25% 12/14/12 144A			1,514,683
	NYLIFE GLB4.65% 5/9/13 144A			1,682,651
	NALT 2009-B A3 1 1/15			1,047,977
	NALT 2010-B A3 1% 12/15/13			838,701
	NALT 2010-A A2 1.1% 3/13			721,121
	NORDEA BK AG 1.75 10/4/13 144A			1,299,080
	NEF 2005-1 A5 4.74% 10/45			981,258
	PNCFUND MTN 3.625% 2/8/15			1,037,870
	PRES & FELLOWS 3.7% 4/1/13			3,943,282
	PRICOA GLB FDG 5.4% 10/12 144A			416,424
	PROCTER & GAMBLE 1.8% 11/15/15			786,007
	RABOBANK NEDER 2.65% 8/12 144A			4,013,085
	ROYAL BK CDA GMTN 2.625% 12/15			382,215
	ROYAL BK CANADA 1.125 1/15/14			1,684,943
	RBS 3.4 08/13 SNR			919,936
	ROYAL BK SCT 1.5% 3/30/12 144A			2,726,745

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	SVOVM 2005-A A 5.25% 2/21	Actively Managed Global Wrap Underlying Investments	$	267,788
	SANTANDER US 2.485% 1/13 144A			1,664,230
	SHELL INTL MTN 1.875 3/25/13			1,815,746
	SVENSKA MTN 2.875 9/14/12 144A			3,384,493
	TAOT 2010-A A3 1.27% 12/13			463,043
	TAOT 2010-B A3 1.04% 2/14			552,584
	TAROT 2006-C A4 5.31% 5/13			1,130,068
	TAROT 2006-B A4 5.52% 11/12			612,379
	USAOT 2009-2 A3 1.54% 02/14			1,280,049
	US CNTRL FED CU 1.9% 10/19/12			1,414,173
	UNION BK NA 2.125% 12/16/13			2,198,124
	US BANCORP MTN 1.375% 9/13/13			1,706,188
	USTN 1.75% 3/31/14			829,525
	USTN 2.375% 10/31/14			18,444,558
	USTN .875% 1/31/12			35,570,935
	USTN 2.5% 3/31/15			124,800,138
	USTN 1.75% 4/15/13			20,021,040
	USTN 2.5% 4/30/15			92,554,753
	USTN 1% 4/30/12			13,440,474
	USTN .75% 5/31/12			2,044,045
	USTN 2.125% 5/31/15			10,585,312
	USTN 1.875% 6/30/15			59,203,975
	USTN 1.75% 7/31/15			39,313,438
	USTN .375% 9/30/12			22,848,397
	USTN 0.75% 12/15/13			12,811,819
	VWALT 2009-A A3 3.41% 4/12			1,206,212
	VWALT 2010-A A3 0.85% 11/13			1,816,643

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	WBCMT 05-C16 APB 4.692% 10/41	Actively Managed Global Wrap Underlying Investments	$ 715,163
	WBCMT 2005-C18 XP CSTR 4/42		62,606
	WBCMT 2004-C15 XP CSTR 10/41		871
	WALOT 2006-2 B 5.29% 6/12		9,436
	WALOT 2007-1 B 5.38% 7/12		1,725,243
	WBCMT 2007-C30 A1 5.031% 12/43		60,587
	WBCMT 2007-C31A A2 5.421% 4/47		1,130,664
	WALMART STORES MTN 3.2% 5/14		1,255,824
	WAL MART STORES 2.25% 7/08/15		1,122,886
	WELLS FARGO 3.75% 10/1/14		2,972,300
	WELLS FARGO MTN 3.625% 4/15/15		978,786
	WELLS FARGO 4.375% 1/31/13		2,277,013
	WESTPAC BANK CORP 2.1% 8/2/13		526,715
	WESTPAC BK CORP 1.85% 12/09/13		1,689,438
	WOART 2010-A A3 1.34% 12/13		634,501
	YALE UNIV MTN 2.9% 10/15/14		757,413
	Total Fair Value of Underlying Investments		$ 796,625,354



McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 033-56828 and No. 333-29709 of Marathon Oil Corporation on Form S-8 of our report related to the financial statements and supplemental schedule of the Marathon Oil Company Thrift Plan dated June 27, 2011, appearing in this Annual Report on Form 11-K of Marathon Oil Company Thrift Plan for the year ended December 31, 2010.

McConnell & Jones LLP

Houston, Texas
June 27, 2011

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Ph: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN



By ______________________________

Robert L. Sovine, Plan Administrator

Dated: June 27, 2011